Exhibit 99.1
July 12, 2010

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon

Registrar of Securities, Nunavut
Dear Sirs:
RE: GERDAU AMERISTEEL CORPORATION
The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on July 12, 2010:
☑	Proxy

☑	Notice of Meeting/Management Proxy Circular

☑	Letter of Transmittal
The following were sent by prepaid mail to the CBCA Director, Awardholders, Auditors and Directors of the above-mentioned Company on July 12, 2010:
☑	Notice of Meeting/Management Proxy Circular
However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.
The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.
Yours very truly,
(Signed)
Vijaya Somasundharem
Associate Manager, Trust Central Services
pk\CM_Gerdau